345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

Via Edgar

October 12, 2023

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Mr. Kyle Wiley
Mr. Jeff Kauten

Re:	LBBB Merger Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed January 20, 2023
File No. 333-268343

Dear Mr. Wiley and Mr. Kauten:

On behalf of LBBB Merger Corp. (the “Company”), we are hereby responding to the letter, dated January 31, 2023 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-4, File No. 333-268343 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 3 to the Registration Amendment (“Amended Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. We have included page references to the Amended Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates.

Amendment No. 2 to Registration Statement on Form S-4

Financial Statements

Nature’s Miracle, Inc.

Consolidated and Combined Statements of Cash Flows, page F-5

1.	We note your response to comment 3. It appears you combine cash and non-cash transactions, please revise to disclose non-cash investing and finance activities separately in accordance with ASC 230-10-50-3 through 50-6.

Response: In accordance with the Staff’s comment, Nature’s Miracle has revised the cash flow statements accordingly on page F-33 of the Amended Registration Statement. The financial statements of Hydroman Inc., have also been included beginning on page F-58 of the Amended Registration Statement.

Variable interest entity, page F-7

2.	We note your response to comment 4. As previously requested, please clarify for us and disclose if Nature’s Miracle/Visiontech provided consent to surrender its right to collect amounts due from Upland.

Response: Yes. Nature’s Miracle/Visiontech did provide the consent to surrender its right to collect from Upland. Please see attached as Exhibit A to this letter an assignment agreement executed by Nature’s Miracle/Visiontech. Please also see the response under 3.

3.	We further note your response to comment 4 only addresses sub-paragraph ‘d’ of ASC 810-10-25-43. As previously requested, please provide us with a full accounting analysis as to how you determined that an assignment of the unsecured promissory note to related parties should result in deconsolidation of Upland. Your response should reference all pertinent accounting literature used in your analysis.

Response: Upon further evaluation and analysis ASC 810, Nature’s Miracle believes that it does have a variable interest in Upland even after the assignment of the notes from Upland to the shareholders of Upland since the shareholders of Upland are significant shareholders of Nature’s Miracle as well and are considered de facto agents of Nature’s Miracle. As a result, Nature’s Miracle continued to consolidate Upland. Nature’s Miracle has revised the disclosure at pages F-8, F-16, F-36 and F-43 of the Amended Registration Statement.

Note 1 - Nature of business and organization, page F-26

4.

Since Nature’s Miracle was formed solely to facilitate a merger between Visiontech and Hydroman, we do not believe it is a business. We refer to guidance in ASC 805-10-55-5D and 5E. Please revise accordingly.

Response: Nature’s Miracle has revised the accounting treatment and disclosure on page F-35 to state that the combination between Visontech and Nature’s Miracle was treated as a reverse recapitalization for financial reporting purpose. Visiontech was the accounting acquirer in accordance with ASC 805-10 while Nature’s Miracle was treated as the “acquired” company.

5.	We note that your response to comment 8 states that Visiontech and Hydroman “did not have formal common control” before their combination with Nature’s Miracle. If no common control existed prior to their combination with Nature’s Miracles it is unclear how your accounting for the transaction complies with ASC 805-10-25-4, which requires that “[f]or each business combination, one of the combining entities shall be identified as the acquirer.” Please revise, accordingly.

Response: Supplementing the response to comment 4 above, Nature’s Miracle accounted for the acquisition of Hydroman as a business combination under ASC 805. Nature’s Miracle (post combination with Visiontech) was the acquirer and Hydroman was the acquiree in accordance with 805-10-25-4 and 5 because the shareholders of Visiontech hold a 40% share of the combined entity as opposed to the 29% share held by the shareholders of Hydroman and their relative sizes of Visiontech to Hydroman in terms of total assets and revenue.

General

6.	We note based on disclosure on page 171 that Jinlong (David) Du will serve as Director of New Nature’s Miracle following the Business Combination. Mr. Du is also the CEO of Megaphoton, Inc. Given that Megaphoton, Inc. is also your major supplier, please disclose the related party nature of transactions with Megaphoton, Inc. throughout your filing.

Response: Mr. Jinlong Du is no longer a director of Nature’s Miracle as of April 17, 2022 and will not serve as a director of the post-Business Combination Company. The disclosure on pages 177, F-22 and F-49 of the Amended Registration Statement has been revised accordingly.

Please do not hesitate to contact Giovanni Caruso, Esq. at (212) 407-4866 of Loeb & Loeb LLP or David Manno, Esq. at (212) 981-6772 of Sichenzia Ross Ference Carmel LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso

cc:
Bill Chen, LBBB Merger Corp.
James Li, Nature’s Miracle, Inc.

Exhibit A

ASSIGNMENT AND ASSUMPTION OF UNSECURED PROMISSORY NOTE

This Assignment and Assumption of Unsecured Promissory Note (“Agreement”), dated as of August 27, 2022 by and among Upland 858 LLC. (“Assignor”) and Zhiyi Zhang, Vartor Vahe Doudakian and Yang Wei (“Assignees”).

A. The following documents are referred to herein as the “Assigned Note”:

1. Unsecured Promissory Note dated as of August 27, 2021, executed by Visiontech Group, Inc. (the “Lender”) and Upland 858, LLC (the “Borrower”) in the original principal amount of $1,574,078.70, attached hereto as Exhibit “A”.

B. Assignor desires to assign its rights and obligations under the Assigned Note to Assignees, who are members of the Borrower, and Assignees desire to assume all of Assignor’s rights and obligations under the Assigned Note on the terms and conditions hereof.

In consideration of the foregoing, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Assignees and Assignor hereby agree:

1. Assignment and Delegation. Effective as of the date hereof, Assignor hereby grants, assigns and transfers to Assignees all of Assignor’s right, title and interest in and to the Assigned Note, and transfers and delegates to Assignees all of Assignor’s duties, liabilities and obligations under the Assigned Note of every kind and nature whatsoever, subject to all of the terms and provisions of the Assigned Note.

2. Acceptance and Assumption. Effective as of the date hereof, Assignees hereby accept the foregoing grant, assignment, transfer and delegation and assume and agree to fully and completely perform all of Assignor’s duties, liabilities and obligations under the Assigned Note of every kind and nature whatsoever, subject to all of the terms and provisions of the Assigned Note.

3. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of California.

4. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which, together, shall constitute one and the same instrument.

[SIGNATURES ON FOLLOWING PAGE]

A-1

IN WITNESS WHEREOF, Assignees and Assignor have caused this Assignment and Assumption of Unsecured Promissory Note to be duly executed as of the date first written above.

Assignor:

Upland 858 LLC

By:	/s/ Zhiyi Zhang
Zhiyi Zhang, President

Assignees:

Vartor Vahe Doudakian

By:	/s/ Vartor Vahe Doudakian

Zhiyi Zhang

By:	/s/ Zhiyi Zhang

Yang Wei

By:	/s/ Yang Wei

Lender:

Visiontech Group, Inc.

By:	/s/ Zhiyi Zhang
Zhiyi Zhang, President

A-2

Exhibit “A”

Unsecured Promissory Note dated as of August 27, 2021, executed by Borrower and Lender in the original principal amount of $1,574,078.70

A-3